SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 12, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated July 12, 2022, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), informs that, in relation to the Exchange Offer ended on July 6, 2022, and as a result of the settlement of said Exchange, Series II Notes (originally issued by IRSA Propiedades Comerciales S.A.) were exchanged for a Nominal Value of USD 238,985,000.

For this reason, the Company will proceed to cancel the Notes that are detailed below:

Series II Notes
Conditions	Issuance Date: March 23, 2016. Maturity Date: March 23, 2023. Nominal Value originally issued: USD 360,000,000 (US dollars three hundred and sixty million).
Nominal Value to be cancelled	N/V USD 238,985,000 (US dollars two hundred thirty-eight million nine hundred eighty-five thousand).
Nominal Value under circulation	N/V USD 121,015,000 (US dollars one hundred twenty-one million fifteen thousand).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: July 12, 2022